UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number 333-249510

Sands China Ltd.

(Exact name of registration as specified in its charter)

The Venetian Macao Resort Hotel, L2 Executive Offices

Estrada da Baía de N. Senhora da Esperança, s/n

Macao

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

This report contains Sands China Ltd.’s (the “Company”) announcement, circular and documents, published on March 25, 2021, in relation to the 2021 Annual General Meeting of the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement, published on March 25, 2021, entitled “Notice of Annual General Meeting.”

99.2	Circular, published on March 25, 2021, entitled “Proposed Re-election of Retiring Directors and Proposed Granting of General Mandates to Repurchase Shares and to Issue New Shares and Notice of Annual General Meeting.”

99.3	Document, published on March 25, 2021, entitled “Form of Proxy for the Annual General Meeting to be held on Friday, May 21, 2021 (and at any adjournment thereof).”

99.4	Document, published on March 25, 2021, entitled “Notification Letter and Request Form to Registered Shareholders.”

99.5	Document, published on March 25, 2021, entitled “Notification Letter and Request form to Non-Registered Holders.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: March 25, 2021	By:	/s/ Dylan James Williams
		Name:	Dylan James Williams General Counsel and Company Secretary